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                              January 18, 2023

       Kuangtao Wang
       Chief Executive Officer
       NFT Limited
       Office Q 11th Floor, Kings Wing Plaza 2
       No. 1 Kwan Street, Sha Tin, New Territories
       Hong Kong

                                                        Re: NFT Limited
                                                            Registration
Statement on Form F-4
                                                            Filed December 19,
2022
                                                            File No. 333-268865

       Dear Kuangtao Wang:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       Proxy Statement/Prospectus Cover Page, page i

   1. We note that registered shareholders and duly appointed proxyholders will be able to attend, participate and
vote at your 2022 annual meeting of shareholders. Further, certain beneficial owners will
be able to attend as a guest and view a webcast. Please revise your disclosure here and
elsewhere throughout this section of your prospectus as appropriate to provide the website
address for the webcast that allows these shareholders and other guests to attend and
view, but not participate in or vote at the meeting. Also, consistently state whether you
intend to engage a proxy solicitor, such as on page 24 where you make no mention of
Broadridge. Please advise if the website to the webcast will be provided by your proxy solicitor,
Broadridge.
 Kuangtao Wang
FirstName  LastNameKuangtao Wang
NFT Limited
Comapany
January 18,NameNFT
            2023    Limited
January
Page 2 18, 2023 Page 2
FirstName LastName
Risk Factors
Risks Relating to the Merger and Reorganization
As a result of different shareholder voting requirements in the Cayman Islands relative to
Delaware..., page 19

2. As reflected in the title of this risk factor, you intend to redomicile your company from
         Delaware to the Cayman Islands. However, the disclosure under this risk factor discusses differences between Cayman Islands and Nevada law. Please revise your disclosure here and elsewhere as appropriate to reflect discussion of Delaware rather than Nevada law.
Proposal No. 3-Approval of the Disposition
Description of the Proposed Disposition, page 36

3. We note your disclosure here regarding entering into an amended disposition agreement for the sole purpose of correcting a clerical error regarding the purchase price of the disposition of Hong Kong Takung and Hong Kong MQ. Please revise this section to disclose that the original disposition agreement is attached as Annex C and the amendment is attached as Annex F, similar to your disclosure under "The Disposition
         Agreement" found on page 38. Further, please provide the text of the amendment to the disposition agreement beginning on page Annex F-1. Currently, there is a heading reflecting the inclusion of this document but no subsequent text in the body of Annex F.
Signatures, page II-3

4. We note that your registration statement is signed by Kuangtao Wang on behalf of Takung
         Art Co., Ltd. as well as additional individuals serving in the capacity of directors and an additional officer of Takung Art Co., Ltd. While this registration statement involves the merger of Takung Art Co., Ltd. with NFT Limited as the surviving entity, this registration statement on Form F-4 was filed on behalf of the registrant, NFT Limited. Please amend your registration statement to include signatures by the appropriate party(ies) on behalf of
         NFT Limited. See Instruction 1 to Item 22 of Form F-4.
General

5. We note that you did not include pro forma financial information or financial statements in your filing for the registrant, NFT Limited. Please amend your registration statement to provide financial information as applicable in accordance with Items 5 and 14 to Form F-4 and Item 8 of Form 20-F.
6. Ensure that you provide or incorporate by reference information about the company being acquired, Takung Art, consistent with Instruction C to Form F-4 and Instruction C to
         Form S-4, including financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kuangtao Wang
NFT Limited
January 18, 2023
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264
with any other questions.



                                                           Sincerely,
FirstName LastNameKuangtao Wang
                                                           Division of
Corporation Finance
Comapany NameNFT Limited
                                                           Office of Trade &
Services
January 18, 2023 Page 3
cc:       Joan Wu
FirstName LastName